                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             PALWEB CORPORATION
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                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                       (Title of Class of Securities)

                               69763P 10 6
                     ----------------------------------
                              (CUSIP Number)

                            DECEMBER 20, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69763P 10 6
          -----------

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BILL J. ENGLISH, TRUSTEE
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     UNITED STATES
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       43,500,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    43,500,000
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    -0-
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     43,500,000
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
     17.9%
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(12) Type of Reporting Person (See Instructions)
     IN
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ITEM 1.

    (a)   Name of Issuer
          PALWEB CORPORATION
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    (b)   Address of Issuer's Principal Executive Offices
          1607 WEST COMMERCE STREET
          DALLAS, TX 75208
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ITEM 2.

    (a)   Name of Person Filing
          BILL J. ENGLISH, TRUSTEE
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    (b)   Address of Principal Business Office or, if none, Residence
          114 E. MAIN
          NORMAN, OK 73072
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    (c)   Citizenship
          UNITED STATES
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    (d)   Title of Class of Securities
          COMMON STOCK, $0.10 PAR VALUE
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    (e)   CUSIP Number
          69763P 10 6
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        43,500,000
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    (b) Percent of class:
        17.9%
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              43,500,000
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              -0-
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              43,500,000
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         (iv) Shared power to dispose or to direct the disposition of
              -0-
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    BILL ENGLISH IS THE BENEFICIAL OWNER OF 43,500,000 SHARES OF COMMON STOCK OF PALWEB CORPORATION ("PALWEB") PREVIOUSLY OWNED BY AN INDIRECT WHOLLY OWNED SUBSIDIARY OF PALWEB, PACECO FINANCIAL SERVICES,INC., ("PFS"), AS TRUSTEE, PURSUANT TO A TRUST AGREEMENT BETWEEN PFS AND BILL ENGLISH, TRUSTEE, DATED DECEMBER 20, 2000 (THE "TRUST AGREEMENT"). THE SHARES ARE REFERRED TO HEREIN AS THE "PFS SHARES." PURSUANT TO THE TRUST AGREEMENT AND CERTAIN OTHER AGREEMENTS, MR. ENGLISH, AS TRUSTEE, HAS THE POWER AND OBLIGATION TO SELL THE PFS SHARES OVER A PERIOD ENDING DECEMBER 31, 2004 IN ORDER TO PROVIDE FUNDS
TO REDEEM PASSBOOK AND SAVINGS CERTIFICATES ISSUED BY PFS TO VARIOUS HOLDERS, WHO HAVE A RIGHT TO RECEIVE THE NET PROCEEDS OF ANY SALES UP TO THE AMOUNT OF THE OBLIGATIONS OWED TO THEM BY PFS. ANY EXCESS PROCEEDS OF SALE AFTER
PAYMENT IN FULL OF THE AMOUNTS OWED TO PFS CERTIFICATE HOLDERS WOULD BE RETURNED TO PFS. NO SINGLE CERTIFICATE HOLDER OF PFS HAS THE RIGHT TO RECEIVE THE PROCEEDS FROM SALE OF MORE THAN 5% OF THE OUTSTANDING SHARES OF PALWEB. MR. ENGLISH, AS TRUSTEE, ALSO HAS THE RIGHT TO VOTE THE PFS SHARES WHICH ARE REQUIRED TO BE VOTED IN PROPORTION TO THE VOTES OF ALL OTHER SHAREHOLDERS OF PALWEB, UNLESS MR. ENGLISH DETERMINES THAT SUCH VOTING WOULD BE ADVERSE TO THE INTERESTS OF THE PFS CERTIFICATE HOLDERS, IN WHICH EVENT HE CAN VOTE IN
HIS DISCRETION.

    FOR MORE INFORMATION REGARDING PFS, THE AMOUNT OWED TO CERTIFICATE HOLDERS, THE TRUST AGREEMENT AND THE PLAN OF REDEMPTION DESCRIBED ABOVE, SEE THE FOLLOWING DOCUMENTS OF PALWEB FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION: FORM 8-K FILED ON JANUARY 2, 2001, FORM 8-K FILED ON NOVEMBER 3, 2000 AND FORM 10-QSB FILED ON OCTOBER 16, 2000.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE.

ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      01/02/01
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                                                         Date
                                                 /S/ BILL J. ENGLISH
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                                                      Signature
                                       BILL J. ENGLISH, TRUSTEE
                                       ----------------------------------------
                                                      Name/Title